Souvall-Page and Company, Inc.
                    9005 Cobble Canyon Lane
                        Sandy Utah 84093

United Stated Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549

March 13, 2006

Dear Ladies and Gentlemen:

          The Registrant has revised its disclosure to state that the reports of Pritchett Siler & Hardy did not contain any adverse opinion or disclaimer of opinion, and, were not qualified or modified as to uncertainty, audit scope or accounting principles, with the exception of a qualification about the Company's ability to continue as a " going concern," by reason of the Company's lack of current operations and the fact that its liabilities substantially exceed its assets.

          The Registrant further acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 8-K filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the 8-K filing, and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                         Yours truly,

                         /s/ David C. Merrell


                         David C. Merrell
                         President and
                         Director